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SEC FILE NUMBER
8- 69896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tellson Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

620 Newport Center Drive, 11th Flr
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Boyd-Jones	(949) 423-8380	ab-j@tellsonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 West Cedar Avenue	Lakewood	Colorado	80226
(Address)	(City)	(State)	(Zip Code)

05/11/2010	5041
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Andrew Boyd-Jones, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ~~Apexus Capital LLC~~ Tellson Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President & CCO

SEE ATTACHED JURAT
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 21st day of March, 2021 by Andrew Boyd-Jones, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

PHILLIP PALAZUELOS
COMM...2341868
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Jan. 17, 2025

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports Form X-17A-5
(Title or description of attached document)

Part III
(Title or description of attached document continued)

Number of Pages 2 Document Date —

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

TELLSON SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2021

TELLSON SECURITIES, INC.

Table of Contents

Report of Independent Registered Accounting Firm

To the Directors and Equity Owners of Tellson Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tellson Securities, Inc. (the "Company") as of December 31, 2021, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2020
Lakewood, CO
March 18, 2021

TELLSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2021

Assets		
Cash	$	10,511
Total assets	$	10,511
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts Payable	$	-
Accrued expenses		250
Total current liabilities		250
Stockholders' equity		
Common stock, par value $0.001, 10,000 shares authorized, 8,000 issued and outstanding		8
Additional paid-in capital		173,744
Retained earnings (deficit)		(163,491)
Total stockholders' equity		10,261
Total liabilities and stockholders' equity	$	10,511

The accompanying notes form an integral part of these financial statements.

TELLSON SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2021

Revenues:	
Investment Banking Fees: M&A Advisory	$ -
Total revenue	-
Expense:	
Legal & professional fees	12,260
Bank Charges	357
Regulatory fees	8,109
General office expense	5,095
Insurance expense	605
Total expenses	26,426
Net loss from operations	(26,426)
Other income (expense):	
Rental Income	(5,000)
Total income (expense)	(5,000)
Net income (loss)	$ (21,426)

The accompanying notes form an integral part of these financial statements.

TELLSON SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2021

	Common Stock				
	Shares	**Amount**	**Additional Paid-in Capital**	**Retained earnings (Deficit)**	**Total**
Balance, December 31, 2020	8,000	$ 8	$ 151,492	$ (142,065)	$9,435
Capital Contributions	-	-	22,252	-	22,252
Net Income (loss)	-	-	-	$ (21,426)	($21,426)
Balance, December 31, 2020	8,000	$ 8	$ 151,492	$ (163,491)	$ 10,261

The accompanying notes form an integral part of these financial statements.

The accompanying notes form an integral part of these financial statements.

TELLSON SECURITES
STATEMENT OF CASH FLOW
For the Year Ended December 31, 2021

		2021
Cash Flows from operating activities:		
Net loss	$	(21,426)
Adjustments to reconcile net loss to cash used in operating activities:		-
Change in operating assets and liabilities:		
Due from shareholder		1,500
Accrued Expenses		(700)
Net cash used in operating activities		(20,626)
Financing Activities		
Shareholder Contributions		22,252
Net Cash provided by financing activities		22,252
Net change in cash		1,626
Cash at beginning of the year		8,885
Cash at end of the year	$	10,511
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes form an integral part of these financial statements.

TELLSON SECURITIES, INC.
Notes to Financial Statements
For the year ended December 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tellson Securities Inc., (the "Company"), was formed on November 23, 2016, in the State of Delaware as a "C" corporation under the name 41 North Securities. The Company changed its name to Tellson Securities, Inc. on March 7, 2018. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC") as of November 16, 2017. The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

During the year ending on December 31, 2021, one (1) client was originated but no revenue was received during the year.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

The management has reviewed the results of operations for the period of time from its December 31, 2021 through March 18, 2022 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017, 2018, 2019 and 2020 .

The Company, with the consent of its Stockholders, has elected to be an C Corporation and accordingly, is subject to tax on the Company's taxable income.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no levels to measure on December 31, 2021.

TELLSON SECURITIES, INC.
Notes to Financial Statements
For the year ended December 31, 2021

Note 2: ASC 606 REVENUE RECOGNITION:

Revenue

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company [Firm] generates its revenue. For more detailed information about reportable segments, see below

Investment Banking Fees; M&A Advisory: This includes revenue from both Private Placements and Mergers & Acquisitions services.

Advisory services contracts for public and corporate finance activities may contain a variety of promised goods and services. The Company [Firm] may be engaged to assist its client may promise due diligence services, pre-transaction structuring advice, fairness opinion and finding prospective buyers. The Company [Firm] will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company [Firm] will apply significant judgement to identify the performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g., success fees). The amount of variable consideration the Company [Firm] can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company [Firm] will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale).

This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

Note 3: COMMITMENTS AND CONTINGENCIES:

The Company currently has a month-to-month lease on Office space located at 620 Newport Center Drive – 11th Floor Newport Beach, CA 92660.

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as their lease is on a month-to-month basis

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Company had net capital of $10,261, which was $5,261 in excess of its required net capital of the greater of $5,000 or 6.2/3% of Aggregate Indebtedness (which was $250 as of December 31, 2021); and the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1, which is less than the 15 to 1 maximum ratio allowed.

Schedule I
TELLSON SECURITIES
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2021

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Stockholders' equity from financial condition	$	10,261
Deduction and charges:		
Non-allowable fixed asset		-
Non-allowable other assets		-
Net capital before haircut charges		10,261
Haircut on securities:		
Marketable securities		-
Other		-
Net Capital	$	10,261
Aggregate Indebtedness:		
Accrued expenses	$	250
Payroll and payroll taxes payable		-
Total aggregate indebtedness	$	250
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	5,000
Net capital		10,261
Excess net capital	$	5,261
Excess net capital at 1000%	$	
Ratio: Aggregate indebtedness to net capital		0.02 :1

TELLSON SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2021

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements.

TELLSON SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2021

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

Assertions Regarding Exemption Provisions

Tellson Securities, Inc., a Delaware corporation (the "Company"), is responsible for compliance with annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby by makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from custody and reserve positions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2021 through December 31, 2021.

Andrew Boyd-Jones
President
Tellson Securities, Inc.

March 18, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Tellson Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Tellson Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
March 18, 2022